P U R C H A S I N G   A G R E E M E N T

                                between

       AFG-ELEKTRONIK GMBH, Hans-Vogel-Str. 7, D - 90765 Furth
               - called in the following items SELLER -

                                 and

EMERSON RADIO INTERNATIONAL LTD., Citco Bldg., Wickhams Cay, P.O. Box 662,
             Road Town, Tortola, British Virgin Islands
               - called in the following items BUYER -

                                  1.
Based upon purchase order(s) (for 1,000,000 sets) to be expressly agreed upon between the parties and setting forth a description of the goods, the unit price, the terms of payment, and the shipment date(s), among other things, all of which terms shall be incorporated herein by reference, and any amendments or alterations to same agreed to by the parties, and on condition that the seller sell to the buyer exclusively until June 30, 2001 the smart chips for worldwide sale, the buyer has the obligation to take delivery of 1,000,000 smart chips (as shall be specifically set forth on the referenced purchase order(s)) from January
1, 2000 until June 30, 2001.

                              2.
For failure to take delivery of all of the goods by June 30, 2001, the buyer has to pay to the seller a contract penalty of 0.59 US$ (fiftynine cents US) for every smart chip not ordered, and no other monies will be due seller. Seller will give buyer a credit for the full amount of such penalty paid toward any purchase of the smart chips following June 30, 2001. Seller agrees that it will not do anything which will interfere with buyer's ability to perform under this agreement and shall indemnify and hold buyer harmless for any damages or costs buyer may incur which result from the manufacture, use or sale of the smart chips, or from any claims of patent infringement. In the event seller fails to timely ship any of the goods or ships defective goods for reasons under seller's control, buyer can cancel that part of the contract which is affected by the late shipment or the defective product without any penalty.

                              3.
On or before October 1, 2000, the parties shall meet and confer regarding the buyer's ability to take the full quantity of smart chips by June 30, 2001. At such time, in the event the parties mutually agree that the buyer shall not be able to take the full quantity of the smart chips by June 30, 2001, the seller shall no longer be required to sell the smart chips exclusively to the buyer and either party may sell the smart chips to any third party thereafter. In such case, seller shall sell to buyer such quantities as buyer may require, up to June 30, 2001, and buyer or seller may sell the smart chips to any third party. The seller shall be required to use its best efforts to sell as many smart chips as possible prior to June 30, 2001 and for any smart chips sold by buyer or seller between October 1, 2000 and June 30, 2001, the buyer shall be relieved of the requirement to pay the contract penalty set forth in paragraph 2 on any smart chips sold to third parties by buyer or seller.

                               4.
The contract parties agree upon German law as established law for all matters of this contract.

                               5.
All possible legal differences arising from this contract will be settled in Furth, Germany, as the place of exclusive jurisdiction. In all controversies the English version of this agreement shall control.

March 5, 1999


   /s/ Gottfried Auer                  /s/ Geoffrey P. Jurick
(AFG-Elektronic GmbH - seller)      (Emerson Radio International Ltd. - buyer)